
April 29, 2019

James Kasinger
General Counsel and Secretary
CRISPR Therapeutics AG
Baarerstrasse 14
6300 Zug
Switzerland

      **Re:  CRISPR Therapeutics AG**
          **Revised Preliminary Proxy Statement on Schedule 14A**
          **Filed on April 29, 2019**
          **File No. 001-37923**

Dear Mr. Kasinger:

     We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Healthcare & Insurance

cc:     Robert E. Puopolo, Esq.